November 12, 2014

Jay Williamson

Pam Howell

John Reynolds

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Spirit International, Inc.

Amendment to Registration Statement on Form S-1

Filed September 23, 2014

File No. 333-197056

Dear Mr. Reynolds,

The following is the company’s response to your comment letter dated October 3, 2014.

General

1.	With any future amendments, please include a response letter responding to each comment.

Response letter included.

2.	We note that you have not updated your financial information to discuss the interim period ended June 30, 2014. For example we note the following:

•	You have not presented interim financial information alongside your audited information in your Summary Financial Information at page 7.

•	You make reference to financial information related to the period from inception (March 10, 2014) to March 31, 2014 at pages 6, 21, 26 and 28.

Please revise to provide updated financial information that reflects your most recent interim financial statements included in your filing.

Updated through June 30, 2014.

Prospectus Cover Page

3.	We reissue prior comment 2 from our letter dated July 21, 2014. Please limit your cover page to a single page. See Item 501(b) of Regulation S-K.

Cover page limited to one page.

4.	We partially reissue prior comment 4 from our letter dated July 21, 2014. Please disclose the fees and expenses associated with your offering immediately below the table on your prospectus cover page and clarify that the proceeds to the company will be reduced by such fees and expenses. In this respect your revised disclosure appears on the registration statement cover page and not the prospectus cover page.

Revised disclosure moved to prospectus cover page.

Outside Back Prospectus Cover Page

5.	We reissue prior comment 5 from our letter dated July 21, 2014. Please relocate the disclosure required by Item 502(b) of Regulation S-K to the back prospectus cover page.

Relocated to back prospectus cover page.

Summary of Prospectus, page 4

6.	Please provide the basis for your statement that selling to catering companies and wholesalers will bring volume sales that will bring enough income to pay off the licensing agreement and continued expansion in light of the minimal of revenues and operations to date. In addition, as previously requested, please explain how $20,000 from this offering will be sufficient for you to become operational and to sustain operations through the next twelve months. Provide clear disclosure of the payment obligations and other liabilities reflected on your balance sheet.

Our revenues to date are minimal based on the company working with sales people in individual countries to test our product with catering companies and whole sellers, our product is a high end Malt, therefore we do not need to sell millions of bottles in order to sustain our operations and be able to pay off our licensing agreement. In addition, as previously requested the 20K offering would be a minimum base of capital that we would like to raise in assisting with operations and marketing, and are hopeful to raise our maximum offering and not our minimum. Our payment obligations are to be paid back in full, on or before July 2015, and can be paid either monthly or in one lump sum by July 2015. We have sent test samples to our sales people to assist them in selling our product, which will help them to distribute our product to their whole seller and caterers for quality approval. At the moment the responses have been very positive. As our salesman start to bring in customers over the next few months we believe there should be a substantial ramp up of sales.

Summary Financial Information, page 6

7.	We note your disclosures under this heading as well as on page 21, you indicate that you have no revenues or have not generated any revenues since inception. However, we note that your interim financial statements present sales of $1,000 in your statement of operations. Revise your disclosures at pages 6 and 21 or tell us why you do not consider these sales as revenues. If you believe that the $1,000 does not constitute revenues, please explain your labelling and presentation of the amounts as “sales.”

Revised to reflect minimal revenues.

Use of Proceeds, page 14

8.	The individual allocations at the 75% level reflect more proceeds than the total proceeds. Please revise.

Revised.

9.	We partially reissue comment 11 from our letter dated July 21, 2014. Please provide a brief narrative description of the various items included in the use of proceeds table.

Brief narrative of listed items.

10.	Please clarify why your intended use of proceeds does not reflect the repayment of the $75,000 payable to New World Distillery that is due on or before July 1st, 2015.

It is anticipated that the revenues earned will be sufficient to make such payment and that no proceeds from this offering will be utilized.

Plan of Distribution, page 16

11.	We reissue prior comment 14 from our letter dated July 21, 2014 as we were unable to locate any revised disclosure responsive to it. We note your lawyer will act as your escrow agent for the offering. Please expand upon your disclosure to:

•	Clarify who will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds;
•	Clarify who the funds are held in trust for the benefit of;
•	Indicate whether any claims may be made against the funds held in trust, including claims by Spirit creditors;
•	Discuss any procedures counsel will follow to ensure proceeds are returned to investors promptly following the offering termination date; and,

•	Discuss any procedures counsel will follow to ensure funds are released to Spirit only in compliance with the terms of the offering.

Also, as you have replaced your prior counsel, please file a new fully executed escrow agreement as revised to reflect the obligation to return funds promptly upon the termination of the offering. For additional information, please see prior comments 16 and 37 from our letter dated July 21, 2014.

New escrow agreement filed. Additional disclosure added.

12.	We reissue comment 16 from our letter dated July 21, 2014. We note the disclosure on page 17 that if the minimum offering is not achieved within 180 days then funds will be returned to investors within five days of the termination date of this offering. Please advise how this complies with Rule 10b-9, which requires the “prompt” return of funds from escrow upon termination of the offering. In addition, we note the escrow agreement has no language regarding the prompt return of funds to investors. Please revise the escrow agreement and the prospectus or advise.

Revised to reflect that checks will be mailed within 2 business days of the termination of the offering.

Business, page 21

13.	Please provide the basis for the statement that “premium and super premium priced brands represent a million cases in Australia 20% of the overall market.” Also, please explain the relevance of this information in light of the fact that your exclusive license is limited to Europe and the Middle East.

Reference deleted.

14.	We note the revisions made in response to comment 22 from our letter dated July 21, 2014. However, please provide the basis for the statements as revised, such as the basis for your belief that your expected large volume of purchases combined with your centralized purchasing and merchandising operations will provide Spirit with an important competitive advantage. Similarly provide the basis for the statement regarding increasing your margins on page 21.

Revised to clarify as follows:

We expect purchases in combined with our centralized merchandising to help us compete in the market.

Also amended that for a high end Malt, it is our belief that we have a better product and we expect to deal with volume users.

15.	We partially reissue comment 23 from our letter dated July 21, 2014. We continue to note references to “our product” and “our whiskey.” However, you only appear to act as distributor for another company’s products. Please revise to clarify.

Reference to “our” deleted.

16.	We note several websites referenced in this section. Please remove the website URL from the filing or file the information on the website as an attachment to the prospectus, as part of the registration statement. Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance.

Website references removed.

Management’s Discussion and Analysis or Plan of Operation, page 26

17.	We partially reissue comment 28 from our letter dated July 21, 2014. Please add a risk factor regarding the fact that the verbal agreement from Mr. Dadon to advance funds is not binding.

Risk factor added that the verbal agreement from Mr. Dadon to advance funds is not binding.

18.	We reissue prior comment 29 from our letter dated July 21, 2014. Please describe you “Market Entry Strategy” in greater detail and clarity, including the specific steps you will take, timeframe for taking them, and estimated budget for each step. If your sole plan is to contract with commission-based sales staff, revise to state so.

Revised to clarify that we will continue to market the product through commission-based sales staff.

19.	We reissue comment 30 from our letter dated July 21, 2014. Please disclose your cash balance as of the most recent practicable date.

Cash balance as of June 30, 2014 noted.

20.	Please revise and expand the discussion of your financial position and results of operations to include an discussion between the interim periods required by paragraphs (B)(1) and (2) of Item 303 of Regulation S-K.

Interim period added.

Employ men t Contracts and Officers’ Compensation, page 31

21.	We partially reissue comment 31 from our letter dated July 21, 2104. On page 31 you state that your board of directors will determine Mr. Dadon’s future compensation. Please revise to clarify that Mr. Dadon is currently the only director and may be the only director of the company at the time such action is taken, if true.

Revised to clarify that Mr. Dadon is currently the only director and may be the only director of the company at the time such action is taken, if true.

Security Ownership of Certain Beneficial Owners and Management, page 31

22.	We note your disclosure responsive to prior comment 33 from our letter dated July 21, 2014. We are unable to locate any text describing footnote 4, please revise as appropriate.

Disclosure added: On October 11, 2014, the Company issued 5,000,000 shares of common stock to the director of the Company at a price of $0.0001 per share, for $500 stock subscription receivable. Proceeds from this stock issuance was received on May 13, 2014 in full.

Future Sales by Existing Stockholders, page 32

23.	We partially reissue comment 34 from our letter dated July 21, 2014. Please discuss the company’s status as a shell company.

Shell company status disclosure added.

Certain Relationships and Related Transactions, page 32

24.	We note the revisions made in response to comment 35 from our letter dated July 21, 2014. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the debt transactions.

The loans are unsecured, bears no interest and has no set terms of repayment. This loan is repayable on demand.

Financial Statements for the period ended March 31, 2014, page F-1

Statement of Operations, page F-4

25.	We note the net loss you report in your statement of operations does not agree with the net loss presented in your statement of stockholders’ deficit and the accumulated deficit presented in your balance sheet. Please revise to resolve this inconsistency.

Revised.

Interim Financial Statements for the four months ended June 30, 2014

Statement of operations

26.	We note you report sales of $1,000 in your statement of operations. Please expand your footnote disclosures and your discussion in management’s discussion and analysis to describe the source of these sales.

This was a sale of samples of our product by a distributor.

Exhibits

Exhibit 3.1

27.	We reissue prior comment 36 from our letter dated July 21, 2014. We note your Articles of Incorporation list Pyramid Management, LLC as your incorporator and that Pyramid’s business address is the same as yours. With a view to disclosure, please tell us who Pyramid is and what relationship they have to you and your affiliates.

Pyramid is a registered agent providing resident agent services and corporate addresses for Nevada corporations.

Exhibit 5

28.	In its opinion counsel states the shares “shall be validly issued, fully paid and non- assessable under the corporate laws of the state of Florida” but then later states the opinion is “based on Nevada general corporate law, including statutory provisions, applicable provisions of the state Florida constitution …” Please revise your opinion to opine on whether the shares will be validly issued, fully paid and non-assessable under Nevada law, as that is where Spirit International is incorporated.

Revised for consistency.

Sincerely,

Zar Dadon

President

Spirit International, Inc.